Exhibit 99.1

TransAlta Files Management Proxy Circular and Announces Shift to a Virtual-Only Annual and Special Shareholder Meeting Amid Concerns Regarding the Novel Coronavirus

CALGARY, March 20, 2020 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today issued a notice (the "Notice") to holders of common shares ("Shareholders") and filed the Notice along with its management information circular (the "Circular") in connection with its annual and special meeting of Shareholders to be held on Tuesday, April 21, 2020 at 10:30 a.m. (Calgary Time) (the "Meeting"). A copy of the Notice and Circular can be downloaded from the Company's SEDAR profile at www.sedar.com and the Company's EDGAR profile at www.sec.gov/edgar.shtml. The Notice and Circular are also available at TransAlta's website. The Notice provides that the Meeting will be held in a virtual-only meeting format.

TransAlta holds safety as a core value. The Company has been carefully monitoring the outbreak of the novel coronavirus ("COVID-19") and is proactively implementing measures to prioritize the health and well-being of its employees, customers, suppliers, partners, shareholders, communities and other stakeholders, while ensuring continuity in the provision of its critical services in each of Canada, the United States and Australia.  In light of the rapidly evolving COVID-19 public health emergency and to mitigate against its risks, the Meeting to be held on Tuesday, April 21, 2020 at 10:30 a.m. (Calgary Time) will be held in a virtual-only meeting format.  Shareholders will not be able to attend the Meeting physically. A virtual-only meeting format is being adopted in response to the COVID-19 situation to enfranchise and give all Shareholders an equal opportunity to participate at the Meeting regardless of their geographic location or the particular constraints, circumstances or risks they may be facing as a result of COVID-19. TransAlta is not aware of any items of business to be brought before the Meeting other than those described in the Circular.

The Meeting can be accessed by logging in online at https://web.lumiagm.com/223766460. As described in the Circular, registered Shareholders are entitled to participate at the Meeting if they held their common shares as of the close of business on March 5, 2020, the record date. Registered Shareholders who wish to appoint a third-party proxyholder other than the named TransAlta proxy nominees can do so by printing the proxyholder's name in the space provided in the enclosed form of proxy. Non-registered (beneficial) Shareholders who wish to vote at the Meeting will be required to appoint themselves as proxyholder in advance of the Meeting by writing their own name in the space provided on the voting instruction form provided by their intermediary, generally being a bank, trust company, securities broker, trustee or other institution.

Registered Shareholders and duly appointed proxyholders (including beneficial Shareholders who have duly appointed themselves as proxyholders) who participate at the Meeting online will be able to listen to the Meeting, ask questions and vote, all in real time, provided that they are connected to the internet. Guests, including non-registered Shareholders who have not duly appointed themselves as proxyholder, can log in to the Meeting as set out below. Guests can listen to the Meeting but will not able to communicate or vote. In all cases, Shareholders must follow the instructions set out in their applicable proxy or voting instruction forms and those set out in the Notice, which are also available online at www.transalta.com/financial-and-annual-reports/management-proxy-circulars. If you have questions regarding your ability to participate or vote at the Meeting, please contact Computershare at 1-800-564-6253.

One item of business being put forward to Shareholders for confirmation at this year's Meeting is an amendment and restatement of the Company's Amended and Restated By-law No.1, which sets out the general rules governing the business and affairs of the Company. The changes are intended to modernize the Company's corporate governance practices and align them more closely with other leading Canadian public companies governed by the Canada Business Corporations Act ("CBCA").  As a best governance practice, the Company adopted the amendments to take effect only if and upon receiving Shareholder confirmation at the Meeting. However, in light of the COVID-19 global pandemic and the need to shift to a virtual-only meeting format to address the concerns it has created, the Company's Board of Directors subsequently  approved the immediate adoption of the amendment and restatement of the Company's Amended and Restated By-law No.1 to the extent reasonably necessary to permit the holding of the Meeting in a virtual-only format under the CBCA. The amendments are discussed in the Meeting materials and accessible electronically. The by-law amendments will be effective only for this year's Meeting and will cease to have effect if Shareholders do not confirm the amendments at the Meeting, all as described in the Notice.

TransAlta's first priority is always the well-being of its employees, customers, suppliers, partners, Shareholders, communities and other stakeholders. The Company's thoughts are with those already impacted by COVID-19 and TransAlta acknowledges, with gratitude, the efforts of those individuals on the front lines confronting this public health crisis.

About TransAlta:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and  has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. TransAlta is proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit its website at transalta.com.

Forward Looking Statements:
This news release contains forward looking statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "propose", "plans", "intends" and similar expressions are intended to identify forward looking information or statements. More particularly, and without limitation, this news release contains forward looking statements and information relating to: the Meeting and the items of business to be raised at the Meeting. These forward looking statements are based on a number of assumptions considered by the Company to be reasonable as of the date of this news release, including, but not limited to, the assumption that no new shareholder business will be proposed at the Meeting. The forward looking statements are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward looking statements, which include risks relating to the impact and scope of COVID-19. Readers are cautioned not to place undue reliance on this forward looking information, which is given as of the date it is expressed in this news release. The Company undertakes no obligation to update or revise any forward looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from those in the forward looking information, refer to the Company's Annual Report and Management's Discussion and Analysis filed under the Company's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/March2020/20/c8761.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 05:00e 20-MAR-20